For your information as released
to the Australian Stock Exchange

SEC File No.: 082-01711

SUPPL

FOSTER'S
GROUP

# ASX RELEASE

07020180

**he following release was made to the
Australian Stock Exchange Limited today:**

**"ASIC Form 484-Cancellation of Shares"**

**Released: 18 December 2006**

**Pages: 5
(including this page)**

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 8 2007
WASH. DC
180

**FILE NO: 082-01711**

**PROCESSED**
JAN 10 2007
THOMSON
FINANCIAL

Fosters Brewing

If you would prefer to receive this notification by email please reply to
*jane.dowsey@fostersgroup.com or*
*Ph: +61 3 9633 2105*

Dlw 1/9

**FOSTER'S GROUP**
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S
GROUP

18 December 2006

SEC MAIL PROCESSING
RECEIVED
2007
WASH. D.C.

Australian Stock Exchange
Company Announcements Office
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 1215

**Notification of Cancellation of Shares**

In accordance with Listing Rule 3.8A, we attach a copy of form 484 lodged with ASIC today.

**Robert K Dudfield**
**Assistant Company Secretary**

Australian Securities &
Investments Commission

**Form 484**
Corporations Act 2001

# Change to company details

**Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:**

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

**If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement**

## Company details

Refer to guide for information about corporate key

Company name: Foster's Group Limited

ACN/ABN: 007 620 886

Corporate key:

## Lodgement details

**Who should ASIC contact if there is a query about this form?**

Name: Luke Phillips

ASIC registered agent number (if applicable): 7717

Telephone number: 03 9633 2109

Postal address:
77 Southbank Boulevard
Southbank VIC 3006

Total number of pages including this cover sheet: 3

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

## Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Robert Keith Dudfield

Capacity
- [ ] Director
- [x] Company secretary

Signature: R.K.Dudfield

Date signed: 18/12/06
[D D] [M M] [Y Y]

SEC MAIL PROCESSING SECTION RECEIVED JAN 3 2007

## Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

**For help or more information**
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

# Section C completion guide

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| Share class code | Full title | Share class code | Full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founder's | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

**Sections to complete**
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

| | C1 - Cancellation of shares | C2 - Issue of shares | C3 - Change to share structure table | C4 - Change to members register |
|---|---|---|---|---|
| **Issue of shares** | | | | |
| ☐ Proprietary company | Not required | ✓ | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | ✓ | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| **Cancellation of shares** | | | | |
| ☐ Proprietary company | ✓ | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| ☒ if not in response to the Annual company statement | ✓ | Not required | Not required | Not required |
| **Transfer of shares** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to amounts paid** | | | | |
| ☐ Proprietary company | Not required | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to beneficial ownership** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

## C1 Cancellation of shares

**Reason for cancellation**
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

**Details of cancelled shares**

**List the details of shares cancelled in the following table**

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| ORD | 198,000 | $1,267,437.60 |
| | | |
| | | |
| | | |
| | | |

**Earliest date of change**
Please indicate the earliest date that any of the above changes occurred.

15/12/06
[D D] [M M] [Y Y]